Filed by Penn Virginia Resource Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

To All Employees of Penn Virginia Resource Partners, L.P.

This morning we announced that the Boards of Directors of both Penn Virginia Resource Partners, L.P. (“PVR”) and Penn Virginia GP Holdings, L.P. (“PVG”) have agreed to merge, subject to the approval of the unitholders of both entities. We believe that this merger will provide benefits to the unitholders in both PVR and PVG, including

•	decreasing PVR’s cost of capital which will improve PVR’s competitive position when pursuing acquisitions and other growth opportunities
•	increasing the trading liquidity in PVR units
•	simplifying the capital structure and governance structure of PVR

From a day-to-day business perspective for the employees of PVR, the merger is not expected to have any impact. There will be no lay-offs as a result of the merger. Each of us needs to continue to focus on operating the company efficiently, effectively and safely, in order to provide our unitholders with benefits they expect from ownership of PVR units. We will also continue to focus on growing our coal and midstream businesses. Management is excited about the prospects for PVR following the merger, and we believe the transaction will be beneficial to the unitholders of PVR and PVG, as well as to the employees of PVR.

For more information concerning the transaction please see the press release we filed today, which can be found on our website www.pvresource.com. Finally, in the event any of you are contacted by the press, or anyone else, concerning the merger, please direct them to me at (610) 975-8210, or Rob Wallace (610) 906-4023.

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The following text is required by SEC rules:

PVR and PVG will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to the merger. Investors are urged to read these documents carefully when they become available because they will contain important information regarding PVR, PVG, and the transaction. A definitive joint proxy statement/prospectus will be sent to unitholders of PVR and PVG seeking their approvals as contemplated by the merger agreement. Once available, investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor

Relations at (610) 975-8204 or invest@pvrpartners.com, or by accessing www.pvresource.com or www.pvgholdings.com.

PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus when it becomes available.